Exhibit 99(f)
                          PRESS RELEASE


FOR IMMEDIATE RELEASE
FRIDAY
AUGUST 22, 1997


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        TCBY ENTERPRISES, INC.
                        (501) 688-8229

                        PAM WETZEL, MARKETING/PR COORDINATOR
                        PRETZEL TIME, INC.
                        (717) 671-5610


            PRETZEL TIME AND TCBY ANNOUNCE OPENING OF
                    20TH CO-BRANDED LOCATION


LITTLE ROCK, AR - Friday (August 22) - TCBY ENTERPRISES, INC. (NYSE:TBY) AND PRETZEL TIME, INC. today announced the opening of the 20th co-branded location at the Fox Run Mall in Newington, New Hampshire, the first Pretzel Time/"TCBY" Treats dual concept for Pretzel Time franchisees, Patty and Steve Krukoff.

There are currently 20 "TCBY" Treats locations operating in Pretzel Time outlets around the country and Pretzel Time has signed franchise agreements for an additional 4 locations that are slated to open within the next few months. Pretzel Time anticipates additional openings over the next few years.

TCBY executed a development agreement with Pretzel Time, Inc. in July, 1994 which allows for the development of "TCBY" Treats locations within Pretzel Time retail outlets. There are approximately 250 Pretzel Time locations in the United States and Canada.

"We are so pleased to announce the opening of the 20th Pretzel Time/TCBY location," said Jim Sahene, President of TCBY Systems, Inc. "These locations have been a source of growth for TCBY in malls, and we expect t his to continue. Pretzel Time has been and will continue to be an important part of our co-branding program."

"Our relationship with TCBY has been great," said Rich Hankins, President of Pretzel Time, Inc. "The addition of frozen yogurt to the pretzel line offers our customers a greater variety of delicious, low-fat products and provides operators with the ability to diversify product lines, avoid seasonal sales declines, and increase profit margin. We are proud to open our 20th dual concept, and look forward to the many co-branding opportunities with TCBY in the future."

Pretzel Time, Inc. is a franchisor and operator of hand-rolled soft pretzel outlets located primarily in regional and super-regional malls throughout the United States and Canada. The company specializes in the sale of hot, fresh baked pretzels; specialty toppings; and drinks. In addition to the traditional pretzel with butter and salt, unsalted and unbuttered pretzels are available upon request, as well as a great variety of specialty pretzels, such as, Cinnamon Raisin, Chocolate Chip, Sesame Seed, Poppy Seed, Pizza, Caramel Crunch, Pretzel Bites and Pretzel Dogs.

TCBY  Enterprises,  Inc.,   through  subsidiary   companies,
manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt, hardpack ice cream, and frozen
novelty products, and  markets foodservice  equipment.   The
Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

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